SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of November, 2008

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

Conference Call

Itaú and Unibanco Joint-Venture

O Itaú Unibanco Holding is pleased to invite you to participate in our conference call about the joint-venture between Itaú and Unibanco

Presentation

Pedro Moreira Salles
CEO of Unibanco S.A. and Unibanco Holdings S.A.

Roberto Egydio Setubal
CEO of Banco Itaú Holding Financeira S.A.

Conference Call in Portuguese	Conference Call in English

November 4, 2008	November 4, 2008

09:00 a.m. EST	12:00 p.m. EST
12:00 p.m. (Brasília time)	3:00 p.m. (Brasília time)

To take part in the conference call dial:	To take part in the conference call inform the
code Itaú Unibanco Toll-free from the US:
(55 11) 4688-6320
Access Code: 1696#	(1-800) 860-2442 In Brazil:
(55-11) 4688-6301
Other countries: (1-412) 858-4600

The live webcast will be available at www.itauir.com and at www.ir.unibanco.com. The conference calls will also be archived in audio format on the same sites.

An audio replay of the conference calls will be available until November 10, 2008: in Portuguese at (55 11) 4688-6312 passcode: 128 and in English at (55 11) 4688-6312 passcode: 402.

The slides to be shown during the conference call will be available for viewing and downloading on Tuesday morning, at www.itauir.com and at www.ir.unibanco.com.

www.ir.unibanco.com

You are receiving this email because you are registered to receive information from Unibanco investor relations team. If you would prefer not to receive further messages, please reply to this email adding "unsubscribe" to the subject bar.

1

  SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 03, 2008

UNIBANCO HOLDINGS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.